July 12, 2006

Mail Stop 3561

<u>Via US Mail and Facsimile</u>

Mr. Gordon Scott Venters
President, Chief Executive Officer and Acting Chief Financial Officer
530 North Federal Highway
Fort Lauderdale, Florida 33301

Re: Magic Media Networks, Inc.
         Form 10-KSB for the year ended October 31, 2005
         Form 10-QSB for the quarter ended January 31, 2006
         Commission file #: 000-30800

Dear Mr. Venters:

        We have reviewed your response letter dated July 7, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

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Form 10-KSB for the year ended October 31, 2005

<u>Notes to the Financial Statements</u>
<u>- Revenue Recognition</u>

1. We note from your response to our prior comment 1 that you will recognize revenue for production of video clips separately only if they are billed separately and if the video clips have stand alone value apart from the ads on your networks. Please explain to us the terms of the contract with the customer and indicate whether the separate billing rates for the production of video clips are part of the initial arrangement with the customer. Also, tell us how you will determine if the video clips have stand alone value apart from the ads on your networks. Additionally, please tell us if there is a general right of return relative to video clips and if so, explain how you determined that delivery of the undelivered item (i.e., air time) is probable and substantially controlled by the Company.

Note 9. Litigation
- Franco

2. We note from your disclosure to our prior comment 3 and your Form 8-K furnished July 7, 2006 that the court entered a final judgment in favor of the plaintiff for the amount of approximately $65,000. Please confirm to us that in future filings you will accrue for the amount owed in this litigation and disclose in the notes to the financial statements the terms of the judgment and status of the payment and/or appeal.

Form 10-QSB for the quarter ended April 30, 2006

Statements of Cash Flows

3. We note from Note 2 to your financial statements that the proceeds related to the issuance of a convertible note were deposited into a restricted cash trust account to be used for the payment of withheld payroll taxes. In future filings, please present the increase in restricted cash as an operating activity on the statements of cash flows.

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You may contact Claire Erlanger at 202-551-3301 or me at 202-551-3813 if you have questions.

Sincerely,

Linda Cvrkel
Branch Chief